SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 1 June 2007, for the month of May, 2007
TELENOR ASA
(Registrant’s Name)
Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F: ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No: ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

03.05.2007 11:26:01 Marked=OB Utsteder=Telenor ASA Instrument=TEL DIGI RESULTS TODAY andre børsmeldinger
Telenor’s subsidiary in Malaysia, DiGi, has reported the first quarter 2007 figures today. The reported figures in NOK mill. are as follows:
- Revenues: 1,798
- EBITDA: 876
- EBIT: 588
- CAPEX: 179
Total number of subscriptions: 5.783 million

04.05.2007 07:47:36 Marked=OB Utsteder=Telenor ASA Instrument=TEL TELENOR ASA FIRST QUARTER 2007 RESULTS delårsresultat
In the first quarter of 2007, Telenor’s revenues increased by 5 per cent compared to the first quarter of 2006, reaching NOK 22.4 billion. The underlying revenue growth was 12 per cent. EBITDA before other income and expenses was NOK 7.1 billion while profit before taxes was NOK 4.2 billion.

HIGHLIGHTS FIRST QUARTER 2007
Revenue growth of 5% — underlying growth of 12%
EBITDA margin before other income and expenses of 32%
Telenor Pakistan reaching break-even on EBITDA
Cost savings in Fixed Norway on track

OUTLOOK FOR 2007
Based upon the current group structure and assuming that the majority owned operation Kyivstar is not consolidated in 2007: We expect a growth in reported revenues of between 3% and 5%. The EBITDA margin before other income and expenses is expected to be around 32%. We expect capital expenditure as a proportion of revenues to be around 20%, mainly driven by high subscription growth within our mobile operations in emerging markets. A growing share of Telenor’s revenues and profits is derived from operations outside Norway. Currency fluctuations may to an increasing extent influence the reported figures in Norwegian Krone. Political risk, including regulatory conditions, may also influence the profits. We expect seasonal variations between the quarters.
The situation in Kyivstar, as described in Telenor’s annual report, has continued during the first quarter of 2007. Since Telenor has not received financial information from Kyivstar during the first quarter of 2007, Kyivstar is presented in one line in the balance sheet under Investment in Kyivstar, with the same value as of 31 December 2006, adjusted for currency effects.

There has not been included any profit and loss figures for Kyivstar in the first quarter and net excess values have not been amortized. Figures for 2006 for the Group include unaudited figures for Kyivstar.

04.05.2007 08:47:25 Marked=OB Utsteder=Telenor ASA Instrument=TEL PRESENTATION MATERIAL presentasjonsmateriale
Attached is the Q1 2007 presentation. In the presentation Telenor has estimated the following financials for Kyivstar, our majority owned company in Ukraine:
Revenues: NOK 2,800 mill
EBITDA margin: 58%
CAPEX: NOK 1,000 mill

07.05.2007 08:43:05 Marked=OB Utsteder=Telenor ASA Instrument=TEL HILDE TONNE NEW EXECUTIVE VICE PRESIDENT IN TELENOR organisasjonsendring
Hilde Tonne, director in Hydro Oil & Energy, has accepted a position as new Executive Vice President, responsible for Communications in Telenor. Following Hilde Tonne’s appointment, the Group Executive Management will expand from eight to nine members. She will take up her new position on 1 September this year.

09.05.2007 08:06:06 Marked=OB Utsteder=Telenor ASA Instrument=TEL TELENOR ACQUIRES TELE2 DENMARK avtaler
Telenor has entered into an agreement with Tele2 for the acquisition of its subsidiary Tele2 Denmark for a price representing an enterprise value of DKK 835 million.

Tele2 Denmark had, as of year end 2006, 227,000* mobile customers, including 100,000 post-paid subscribers, 75,000 broadband customers, 206,000 fixed-line customers. This acquisition boosts Telenor’s Danish mobile market share from 23.3 to 27.3** percent and broadband market share from 10 to 14 percent. With the acquisition of Tele2 in Denmark, and good underlying growth in the existing business, Telenor Denmark maintains its aim of growing faster than the rest of the market.
The transaction is subject to approval from the Danish competition authorities. After completion of the transaction, the operation of the company will be run under the existing brand name during a transitional period. Tele2 Denmark, which has approximately 60 employees, will become a part of the Telenor group Danish operation.

Key figures 2006 (DKK millions)
Revenues: 1366
EBITDA: 55
EBIT: 7
CAPEX: 23
14.05.2007 08:45:00 Marked=OB Utsteder=Telenor ASA Instrument=TEL TELENOR PURCHASES VIMPELCOM ADRS andre børsmeldinger
On 11 May 2007, Telenor East Invest entered into an amendment to its total return equity swap agreement with ING Bank, enabling Telenor to purchase and take physical ownership of 7,666,900 of the ADRs purchased by ING under their total return equity swap agreement, giving Telenor 29.9% of the voting stock in Russian mobile operator VimpelCom and 33.6% of VimpelCom’s common stock.

On 11 May 2007, Telenor East Invest entered into an amendment to its total return equity swap agreement with ING Bank, enabling Telenor to purchase and take physical ownership of 7,666,900 of the ADRs purchased by ING under their total return equity swap agreement, giving Telenor 29.9% of the voting stock in Russian mobile operator VimpelCom and 33.6% of VimpelCom’s common stock. Telenor believes this transaction will increase the likelihood of three or more of its nominees to the Board of Directors of VimpelCom being elected to the Board at VimpelCom’s annual general meeting of shareholders to be held June 29, 2007.
Under the Total Return Equity Swap Agreement between Telenor ASA and ING Bank, Telenor had economic exposure to up to 3.522% percent of the shares in Russian mobile operator VimpelCom. Telenor has also agreed to extend the swap agreement until June 2, 2008 to cover the remaining 447,400 ADRs acquired by ING pursuant to the original agreement. This amendment entitled Telenor to purchase from ING 7,666,900 VimpelCom ADRs (equivalent to 1,916,725 shares of the common stock) for a price per ADR of USD 97.15261 (USD 744,859,345.60 in aggregate). The extended swap agreement will not provide Telenor with any voting or investment rights over the remaining 447,400 VimpelCom ADRs.
Through its direct ownership of shares and ADRs, as well as its remaining economic exposure to ADRs under the extended swap agreement, Telenor will now have economic exposure to 33.8% of VimpelCom’s common stock.
On 11 May 2007, Telenor filed an amendment to its filing on Schedule 13D with the United States Securities and Exchange Commission in which Telenor described the terms of the amendment and the extension of the swap transaction. A copy of Telenor’s amendment agreement with ING Bank N.V. is attached as an exhibit to that filing.

15.05.2007 08:03:31 Marked=OB Utsteder=Telenor ASA Instrument=TEL SHARE BUY BACK IN RELATION WITH OPTION EXERCISE meldepliktig handel
In connection with Telenor’s share option programs, options have been exercised as follows:
Program/Exercised options/Strike price
February 2002/15,000/39.66
2003/20,000/26.44
Telenor will provide the shares to the persons who have exercised options. Telenor purchased 35,000 shares yesterday to an average share price of NOK 116,75. Telenor has no treasury shares after this.

16.05.2007 07:36:07 Marked=OB Utsteder=Telenor ASA Instrument=TEL ANNUAL GENERAL MEETING generalforsamlingsinfo
The Annual General Meeting of Telenor ASA was held today, Tuesday 15 May 2007, at Fornebu. All proposals on the agenda were adopted, cf. notice of the Annual General Meeting that was sent to Oslo Stock Exchange on 27 April 2007.
The Annual General Meeting (AGM) of Telenor ASA has today approved the financial statements and annual report of Telenor ASA and the Group for 2006 and the Board’s proposal of a dividend of NOK 2.50 per share. The dividend, which will be treated as repayment of paid in capital, will be paid on 29 May 2007 to shareholders registered as holding shares on the date of the AGM. As of 16 May 2007, the Telenor share will be traded exclusive of dividend.
Reduction of share premium reserve
The AGM has decided to reduce the share premium reserve by NOK 5,000,000,000 through a transfer of the same amount to other equity.
Purchase of own shares
The AGM has decided to give the Board an authorization to purchase 165,000,000 own shares with a nominal value of a total of NOK 990,000,000, corresponding to approximately 9.8 per cent of the Group’s share capital. Shares acquired based on this authorization shall either be cancelled or used as payment in connection with acquisitions of businesses. This authorization is valid until 1 July 2008 and will replace the authorization given by the AGM on 23 May 2006.
In addition the AGM decided to give the Board an authorization to purchase 2,500,000 own shares with a nominal value of a total of NOK 15,000,000 corresponding to approximately 0.15 per cent of the company’s share capital. Up to 1,500,000 shares with a nominal value of NOK 9,000,000 may be used in connection with the fulfillment of the company’s obligations pursuant to Telenor’s option programs for 2002, 2003 and 2004. In addition, 1,000,000 own shares may be used in connection with Telenor’s general share program for employees. This authorization is valid until 1 July 2008 and will replace the authorization given by the AGM on 23 May 2006.
Election of shareholder representatives and deputy shareholder representatives to the Corporate Assembly
The AGM has, in line with the recommendation from the election committee, elected the following members and deputies to the Corporate Assembly of Telenor ASA:
Jan-Erik Korssjøen
Olaug Svarva
Randi Braathe
Jostein Devold
Knut Schrøder
Nils-Edvard Olsen
Signe Marie Jore Ritterberg
Stener Lium
Hanne Harlem
Inger-Grethe Solstad
Siri Pettersen Strandenæs, first deputy
Ingvild Nybø Holth, second deputy
Gry Mølleskog, third deputy
The AGM has also elected Reier Søberg and Rune Selmar as two of the four members of Telenor’s nominating committee. In addition, the Annual General Meeting has approved the amended remuneration to the members of the Corporate Assembly.

16.05.2007 07:56:56 Marked=OB Utsteder=Telenor ASA Instrument=TEL EX DIVIDEND NOK 2.50 TODAY eks.dato
The shares in Telenor ASA will be traded ex dividend NOK 2.50 as from today

18.05.2007 15:30:38 Marked=OB Utsteder=Telenor ASA Instrument=TEL TRADE BY PRIMARY INSIDER meldepliktig handel
Ragnar Korsæth, executive vice president and head of global coordination, has today acquired 1,500 Telenor shares at a price of NOK 114.00 per share. Korsæth has 1,500 shares in Telenor after this transaction.

25.05.2007 08:26:45 Marked=OB Utsteder=Telenor ASA Instrument=TEL TELENOR CAPITAL MARKETS DAY andre børsmeldinger
Telenor will host a Capital Markets Day today. All the presentations will be avialable on http://www.telenor.com/ir/presentations/07cmd/

30.05.2007 10:19:37 Marked=OB Utsteder=Telenor ASA Instrument=TEL TRADE BY PRIMARY INSIDER meldepliktig handel
Bjorn Magnus Kopperud, executive vice president and head of human resources, has today acquired 1,400 shares in Telenor at a price of NOK 114.50 per share. Kopperud has 4,292 shares in Telenor after this transaction, including shares held by related parties.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA
By:
Name:	Trond Westlie (sign.)
Title:	CFO

Date: 1 June, 2007